Alta Fox Sends Letter to Daktronics’ Independent Committee Regarding the Urgent Need for Governance Improvements, Leadership Changes and an Immediate and Certain Liquidity Solution

Asserts Chairman & CEO Reece Kurtenbach has Received Millions in Compensation and Perpetuated Sustained Nepotism While Presiding Over Hundreds of Millions of Dollars in Value Destruction

Highlights Alta Fox is Firmly Aligned with All of Daktronics' Stakeholders, Including the Many South Dakotans Depending on the Company to Provide Jobs and Retirement Security Through its 401K

Urges Independent Directors to Fully Engage with Alta Fox—Daktronics’ Largest Shareholder—to Catalyze a Sustainable Turnaround That Benefits Shareholders and South Dakota’s Economy

DALLAS--(BUSINESS WIRE)--Alta Fox Capital Management, LLC today released the below letter sent to Daktronics, Inc.’s (NASDAQ: DAKT) Strategy and Financing Review Committee of the Board of Directors.

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January 26, 2023

Daktronics, Inc.

Attn: The Strategy and Financing Review Committee of the Board of Directors

201 Daktronics Drive

Brookings, South Dakota 57006

Subject: Alta Fox’s Increased Investment and Full Alignment with Daktronics’ Stakeholders

Members of the Strategy and Financing Review Committee,

Alta Fox Capital Management, LLC (together with its affiliates, “Alta Fox” or “we”) is now the largest shareholder of Daktronics, Inc. (“Daktronics” or the “Company”), with ownership of more than 5.8% of the Company’s outstanding common shares. While we commend the Strategy and Financing Review Committee of the Board of Directors (the “Board”) for securing a credit agreement amendment, we are extremely disappointed that it is not taking decisive action to address deep-rooted issues related to the Company’s corporate governance, management team and value creation efforts. We believe these long-standing issues culminated in the Company’s auditor issuing “substantial doubt about the Company’s ability to continue as a going concern,” as disclosed in the recent 8-K filed with the SEC. Alta Fox has been adamant about the urgent need for governance improvements, leadership changes and an immediate and certain liquidity solution during our private interactions with the Board, but no substantive changes have been made.

Therefore, it is with deep regret that we have to file a Schedule 13D this week without being able to disclose a cooperation agreement with Daktronics or any indication of a productive relationship with you—the very individuals whom the Company’s stakeholders are depending on to protect them from further Kurtenbach-driven missteps, nepotism and value destruction. Daktronics has seen its equity market capitalization decline by hundreds of millions of dollars during the tenure of Chairman and Chief Executive Officer Reece Kurtenbach, making your apparent loyalty to the Kurtenbach family and resistance to Alta Fox’s good faith engagement truly confounding.

As we have told you previously, Alta Fox—now the Company’s largest shareholder—has no confidence in Mr. Kurtenbach and Chief Financial Officer Sheila Anderson. The Company’s shares have declined in value by more than 60% under Mr. Kurtenbach’s executive leadership, in stark contrast to the Russell 2000’s more than 100% long-term appreciation. That fact alone should be grounds for announcing a plan for replacing him. Meanwhile, Ms. Anderson oversaw increased discretionary capital spending and a massive build of net working capital, which greatly contributed to a liquidity crisis. In addition, we were shocked to see Mr. Kurtenbach and Ms. Anderson working from home during our video call the morning Daktronics disclosed that its auditor had issued doubt about the Company as a “going concern.” Perhaps we should not be surprised given that when we traveled to the Company’s Brookings, South Dakota headquarters to meet with Mr. Kurtenbach and Ms. Anderson last year, they took us to the Company grill—only to discover it was not open on Mondays. It seems they were hardly in the office as the business was deteriorating under their noses—and your own—during the fall of 2022. This indicates a complete lack of leadership, and suggests management is not being held accountable (let alone properly supervised) by the current Board.

Daktronics’ hard-working employees have been coming into the office for the last two decades. Many of them have also put the bulk of their life savings into Daktronics through the Company’s 401K plan, which represents the fourth largest shareholder of the Company. That investment has been a disaster based on the fact it is worth less today than it was for employees who invested twenty years ago.

We are writing today to once again request a substantive response to Alta Fox’s past private offers to provide certain, immediate capital and collaborate on necessary governance and leadership changes. Despite yesterday’s announcement that the Company was “reviewing several financing proposals” and “engaging with other potential financing sources,” you have failed to engage in a good faith negotiation over the proposal we submitted over a month ago. It should not take this much time for you to give us specific feedback or mark-up our term sheet, especially given our status as a major shareholder. Our offers should facilitate a dialogue—not sporadic communication that amounts to stonewalling. Your seemingly aloof posture is all the more troubling when considering that you are the very individuals who allowed management to recently drive Daktronics to the brink of financial distress months after we made Mr. Kurtenbach and Ms. Anderson aware of our willingness to provide liquidity. At this point, we question whether our good faith proposals have been disregarded because a growing number of insiders are putting their own interests ahead of what is best for all shareholders, employees, customers and relevant communities in South Dakota. Although our major concerns previously pertained to Mr. Kurtenbach’s desires to perpetuate a culture of nepotism and retain his roles, we now fear a broader boardroom bias exists against our proposals merely because it would challenge the status quo. This is no justification, in our view, for keeping the Company and all of its stakeholders mired in unnecessary risk.

The reality is Alta Fox is fully aligned with all of Daktronics’ stakeholders, including the many South Dakotans who depend on the Company to provide jobs and retirement plan security. Alta Fox has continued to invest in Daktronics’ common shares, and may increase its equity stake further in the future. Alta Fox is also willing to put a significant amount of its own capital at risk in order to solve the immediate Daktronics liquidity crisis, while also working alongside you to appoint competent leadership that can help the Company thrive for decades to come. We want to be part of the solution at Daktronics.

In closing, please know Alta Fox has been receiving an outpouring of unsolicited support from fellow Daktronics stakeholders. It appears that many individuals who are dependent on the Company share our frustrations, support us and want the leadership changes we are advocating for, including Mr. Kurtenbach’s departure from his current roles. We urge you to put aside your apparent biases and preferences in favor of finally engaging in good faith with the Company’s largest shareholder. If you do not, we will have no choice other than to proceed with a sustained public campaign to expose the underlying dysfunction at Daktronics and ultimately install new leadership that is committed to transforming the Company into a value-generating business that can be a gem of the South Dakota economy.

Sincerely,

Connor Haley
Managing Partner
Alta Fox Capital Management, LLC

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About Alta Fox

Founded in 2018 by Connor Haley, Alta Fox is a Texas-based alternative asset management firm that employs a long-term focused investment strategy to pursue exceptional risk-adjusted returns for a diverse group of institutions and qualified individual clients. Alta Fox focuses on identifying often overlooked and under-the-radar opportunities across asset classes, market capitalization ranges and sectors. Learn more by visiting www.AltaFoxCapital.com.

Contacts

Alta Fox Investor Relations

ir@altafoxcapital.com

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